[CHINA DIGITAL WIRELESS, INC. LETTERHEAD]



July 20, 2005



Cicely D. Luckey
Kelly McCusker
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: China Digital Wireless, Inc.Form 10-KSB for the Year Ended December 31, 2004, File No. 000-12536Form 10-QSB for the Quarter Ended March 31, 2005, File No. 000-12536

Dear Ladies and Gentlemen:

     In connection with the responses of China Digital Wireless, Inc. (China Digital) contained in the letter of our legal counsel Preston Gates Ellis LLP dated July 20, 2005, submitted to the Securities and Exchange Commission on our behalf, China Digital acknowledges:


o China Digital is responsible for the adequacy and accuracy of the disclosures in its filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to China Digital's filings, and

o China Digital may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Tai Caihua

Tai Caihua`
President